                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERE TO FILED PURSUANT TO
                                 RULE 13D-2(A)

                              (AMENDMENT NO. ____)

                                 RISCORP, INC.
------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   767597107
                                 (CUSIP Number)

                              WALTER E. RIEHEMANN
                                 RISCORP, INC.
                         ONE SARASOTA TOWER, SUITE 608
                             2 NORTH TAMIAMI TRAIL
                            SARASOTA, FLORIDA 34236
                                 (941) 366-5015
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                NOVEMBER 3, 1999
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

-----------------------------------------------                           -------------------------------------------
CUSIP NO.  767597107                                      13D                            PAGE 2 OF 9 PAGES
-----------------------------------------------                           -------------------------------------------

--------- -----------------------------------------------------------------------------------------------------------
       1  NAMES OF REPORTING PERSONS
          RISCORP, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------- -----------------------------------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (A)   [_]
                                                                                                         (B)   [_]

--------- -----------------------------------------------------------------------------------------------------------
       3  SEC USE ONLY


--------- -----------------------------------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
          00

--------- -----------------------------------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)    |X|

--------- -----------------------------------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida

------------------------- ------- -----------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                  -0-
       NUMBER OF
                          ------- -----------------------------------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                24,334,443*
        OWNED BY
                          ------- -----------------------------------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                  -0-
         PERSON
                          ------- -----------------------------------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                  24,334,443*

--------- -----------------------------------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,334,443

--------- -----------------------------------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                [ ]

--------- -----------------------------------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          63.1%**

--------- -----------------------------------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
          CO

--------- -----------------------------------------------------------------------------------------------------------


---------------------
* RISCORP, Inc. ("RISCORP" or the "Issuer") is authorized to issue 100,000,000 shares of Class A Common Stock (the "Class A Common Stock") and 100,000,000 shares of Class B Common Stock (the "Class B Common Stock"). Each share of Class B Common Stock is convertible into Class A Common Stock, share for share, at the request of the holder of such Class B Common Stock. The Class B Common Stock has not been registered pursuant to Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). The Reporting Person herein has certain rights with respect to all of the Issuer's outstanding Class B Common Stock pursuant to a Voting Agreement described in this Schedule 13D. Pursuant to Rule 13d-1 under the Exchange Act, this Schedule 13D relates to the Class A Common Stock into which the Class B Common Stock is convertible.

** Based on a total of 38,593,114 shares of Class A Common Stock outstanding (assuming conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock, share for share).

ITEM 1.  SECURITY AND ISSUER

      The class of equity securities to which this statement on Schedule 13D relates is the Class A Common Stock, $.01 par value ("Class A Common Stock"), of RISCORP, Inc., a Florida corporation ("RISCORP"). RISCORP's principal executive offices are located at One Sarasota Tower, Suite 608, 2 North Tamiami Trail, Sarasota, Florida 34236.

ITEM 2.  IDENTITY AND BACKGROUND

      The person filing this statement is RISCORP. On April 1, 1998, RISCORP and certain of its subsidiaries sold substantially all of their assets and transferred certain liabilities to Zenith Insurance Company ("Zenith") pursuant to the terms of an Asset Purchase Agreement among the parties dated June 17, 1997, as amended (the "Asset Purchase Agreement"). In connection with the sale to Zenith, RISCORP ceased substantially all of its former business operations effective April 1, 1998. Accordingly, since such date, RISCORP's operations have consisted principally of the administration of the day-to-day activities of the surviving corporate entities, compliance with the provisions of the Asset Purchase Agreement, and the investment, protection, and maximization of the remaining assets of RISCORP. At the present time, RISCORP has no plans to resume any operating activities.

      RISCORP is a corporation incorporated under the laws of the State of Florida.

      The address of RISCORP's principal business and of its principal office are located at One Sarasota Tower, Suite 608, 2 North Tamiami Trail, Sarasota, Florida 34236.

      Except as described below in this Item 2, during the past five years, RISCORP has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

      The name, business address, present principal occupation and citizenship of each executive officer and each director of RISCORP are set forth in Exhibit A hereto, which is incorporated herein by reference.

      RISCORP Group Holding Company ("Group") is the holder of record of 17,268,841 shares of Class B Common Stock and William D. Griffin Family Limited Partnership ("Partnership") is the holder of record of 4,907,211 shares of Class B Common Stock. The general partner of Group and Partnership is Gryphus Company I ("GI") and Gryphus Company II ("GII") respectively. The president, director and controlling shareholder of each of GI and GII is William D. Griffin.

      The principal business office for each of Group, GI, Griffin Partnership and GII is Bank of America Center, Suite 850, 101 Convention Center Drive, Las Vegas, Nevada 89109, and Mr. Griffin's address is P.O. Box 728, Sarasota, Florida 34236.

      The principal business purpose of GI and GII is to act as the general partner of each of Group and Partnership respectively. Mr. Griffin's current principal occupation is serving as chairman of GI and GII. Mr. Griffin is a citizen of the United States.

      Except as described below in this Item 2, during the past five years, to the best of RISCORP's knowledge, no director or executive office of RISCORP has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

      On September 18, 1997, the United States Attorney's office in Pensacola, Florida, announced that a United States grand jury had indicted RISCORP, RISCORP Management Services, Inc. (a wholly owned, non-regulated subsidiary of RISCORP) and five former officers, including William D. Griffin, Founder and Chairman of the Board, for various charges stemming from alleged illegal political campaign contributions. On September 18, 1997, the board of directors of RISCORP approved a guilty plea by RISCORP Management Services, Inc. ("RMS") to a single count of conspiracy to commit mail fraud. The guilty plea was entered by RMS and accepted by the court on October 9, 1997. As a result of an agreement negotiated with the United States Attorney, the court dismissed the indictment against RISCORP on the same day.

On August 10, 1998, the U.S. District Court for the Northern District of Florida, Tallahassee Division sentenced RMS to pay (i) a fine of $300,000, (ii) a special assessment fee of $400, (iii) the Florida Department of Law Enforcement $75,000 for the costs of the investigation, and (iv) to the State of Florida $50,000 in restitution. All of these amounts have been paid in full. Mr. Griffin was convicted (following his entry of a plea of guilty) of one count of an indictment charging him with violation of Title 18 U.S.C. Section 371 (conspiracy to defraud the United States) in the U.S. District Court for the Northern District of Florida, Tallahassee Division, on August 10, 1998. He paid a civil penalty of $1,500,000, was fined $75,000, which was satisfied by payment of the civil penalty, and was committed to the U.S. Bureau of Prisons to be imprisoned for a total of five months, and upon release therefrom to be on supervised release for a term of three years (with the initial five months thereof on home detention).

      The remaining defendants received sentences varying from fines of $10,000
- $25,000, probation from one to three years and, in some cases, community service.


                               Page 3 of 9 Pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As described in the response to Item 4 (which response is incorporated herein by reference), the shares of Class A Common Stock to which this statement on Schedule 13D relates have not been purchased by RISCORP. In connection with, and as a condition to, RISCORP and Griffin Acquisition Corp. entering into the Merger Agreement (as defined in the response to Item 4), the holders of all of the outstanding shares of Class B Common Stock (or approximately 63.1% of the outstanding shares of Class A Common Stock, assuming conversion of all outstanding Class B Common Stock into shares of Class A Common Stock, share for share) have entered into the Voting Agreement (as defined in the response to Item 4) pursuant to which such shareholders have agreed to vote their shares of Class B Common Stock in favor of adoption of the Merger Agreement and approval of the merger contemplated thereby, to grant to RISCORP an irrevocable proxy with respect to such shares if such shareholder fails to vote in accordance with the voting agreement and not to dispose of such shares, subject to certain exceptions.

ITEM 4.  PURPOSE OF TRANSACTION

      On November 3, 1999, RISCORP entered into a definitive agreement (the "Merger Agreement") to merge with Griffin Acquisition Corp. ("Acquiror"), a company controlled by William D. Griffin, the majority shareholder of RISCORP. Pursuant to the terms of the Merger Agreement, in exchange for each outstanding share of Class A Common Stock holders will receive $2.85 in cash, plus a contingent right to receive an additional pro rata cash amount if RISCORP recovers any additional amounts from Zenith. Under the terms of the Merger Agreement, Acquiror will assume all of the liabilities of RISCORP, including its pending litigation. The transaction is subject to customary closing conditions, including shareholder approval and is expected to close in the first quarter of 2000. This transaction, if consummated, will constitute a going private transaction.

      In connection with and as a condition to entering into the Merger Agreement, the holders of all of the outstanding shares of Class B Common Stock have entered into a voting agreement with RISCORP (the "Voting Agreement") pursuant to which such shareholders have agreed to vote their shares of Class B Common Stock in favor of adoption of the Merger Agreement and approval of the merger contemplated thereby, to grant to RISCORP an irrevocable proxy with respect to such shares and not to dispose of such shares, subject to certain exceptions.

      The Merger Agreement requires the approval of (i) 80% of the votes entitled to be cast by the holders of all outstanding shares of Class A Common Stock and Class B Common Stock, voting together as a single class, and (ii) two-thirds of the votes entitled to be cast by the holders of all outstanding shares of Class A Common Stock, voting separately as a class.

      The purpose of the transactions under the Voting Agreement is to enable RISCORP to consummate the transactions contemplated under the Merger Agreement.

      It is anticipated that following consummation of the merger contemplated by the Merger Agreement, the members of the Board of Directors of RISCORP and the executive officers of RISCORP will change to persons selected by William D. Griffin (or his designee).

      Upon consummation of the merger contemplated by the Merger Agreement, approximately $41 million in cash presently held by RISCORP will be used to satisfy the obligation under the Merger Agreement to pay $2.85 in exchange for each presently outstanding share of Class A Common Stock.

      Upon consummation of the transactions contemplated by the Merger Agreement, the Class A Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

      Except as contemplated by the Merger Agreement and the Voting Agreement or as otherwise set forth in this Item 4, the Reporting Person has no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a)-(j) of Item 4 of Schedule 13D, however, the Reporting Person reserves the right to develop such plans.


                               Page 4 of 9 Pages

      A copy of the Merger Agreement and the Voting Agreement are incorporated by reference herein by reference to the Issuer's Form 10-Q for the Quarter ended September 30, 1999 filed with the Securities and Exchange Commission, and the foregoing summary is qualified in its entirety by reference thereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) and (b). 24,334,443 shares of Class B Common Stock (which represents 100% of the outstanding shares of Class B Common Stock, and which would represent approximately 63.1% of the outstanding shares of Class A Common Stock if all outstanding shares of Class B Common Stock were converted into shares of Class A Common Stock) are subject to the Voting Agreement and therefore may be deemed to be beneficially owned (along with the shares Class A Common Stock into which they are convertible) both by the respective shareholders of RISCORP that are parties to the Voting Agreement and by RISCORP. Inasmuch as the Voting Agreement is limited to the vote of such shares with respect to the Merger Agreement and certain related matters, the respective shareholders of RISCORP that are parties to the Voting Agreement and RISCORP have shared power to vote or to direct the vote with respect to such shares. The Voting Agreement provides, subject to certain exceptions, that the shareholders party thereto may not dispose of their respective shares of Class B Common Stock without RISCORP's consent. Such shareholders and RISCORP therefore have shared power to dispose or direct the disposition of such shares (along with the shares Class A Common Stock into which they are convertible).

      George E. Greene III, a director of RISCORP, owns 200 shares of Class A Common Stock. Mr. Greene has sole voting and dispositive power with respect to such shares. Walter E. Riehemann, the President of RISCORP, may be deemed to be the beneficial owner of 1,725,000 shares of Class A Common Stock held by The Phoenix Management Company, Ltd. ("Phoenix"). As President of Dawson Managers, Inc., the general partner of Phoenix, Mr. Riehemann has sole voting and dispositive power with respect to such shares.

      Except as noted in Item 2 of this Schedule 13D, information required by
Item 2 of Schedule 13D with respect to each person who shares voting or dispositive power with RISCORP as a result of the Voting Agreement is incorporated by reference herein by reference to the Schedules 13G filed by or on behalf of such persons with the Securities and Exchange Commission on February 17, 1997 relating to the Class A Common Stock.

      (c). Other than the Merger Agreement and the Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there have been no transactions in shares of Class A Common Stock by RISCORP, or, to the best knowledge of RISCORP, by any of the persons identified in Exhibit A hereto, during the past 60 days.

      (d). To the best knowledge of RISCORP, the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares subject to the Voting Agreement are held by the respective shareholders that are parties to the Voting Agreement.

      (e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      William D. Griffin, the controlling shareholder of RISCORP, is a party to that certain Directors Agreement dated May 19, 1997, as amended by that certain First Amendment to Directors Agreement dated September 18, 1997 (collectively the "Directors Agreement") wherein Mr. Griffin agreed to cause all of the RISCORP Class B Common Stock beneficially owned, either directly or indirectly, by him to be voted for the election of Frederick M. Dawson, Walter L. Revell, Seddon Goode and George E. Greene as directors of RISCORP as long as Class A Common Stock is outstanding. In addition, Mr. Griffin has agreed to refrain from taking any action to remove any of the foregoing directors from the Board of Directors. Messrs. Dawson, Goode, Greene and Revell have agreed not to add any additional directors to RISCORP's Board of Directors without the approval of Mr. Griffin.

      Other than the Merger Agreement and the Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference), the Directors Agreement described above in this Item 6 and the transactions contemplated by such Agreements, there are no contracts, arrangements, understandings or relationships


                               Page 5 of 9 Pages
between RISCORP and any other person, or, to the best knowledge of RISCORP, among any of the persons identified on Exhibit A hereto and any other person, with respect to the the outstanding shares of Class A Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

      A copy of the Merger Agreement and the Voting Agreement are incorporated by reference herein by reference to Exhibits 2.1 and 9.1, respectively, of RISCORP's Form 10-Q for the Quarter ended September 30, 1999 filed with the Securities and Exchange Commission.

      A copy of the Directors Agreement is incorporated by reference herein by reference to Exhibit 10.1 of RISCORP's Current Report on Form 8-K dated May 20, 1997 filed with the Securities and Exchange Commission on May 23, 1997 (except that the First Amendment thereto is incorporated by reference herein by reference to Exhibit 10.2 of RISCORP's Form 10-Q for the Quarter ended September 30, 1999 filed with the Securities and Exchange Commission).

      In addition, the following Exhibits are filed as part of this Schedule
13D:

         Exhibit A         Name, business address, present principal
         ---------         occupation and citizenship of each executive officer
                           and director of RISCORP, Inc.





                       [Signature Contained on Next Page]



                               Page 6 of 9 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 13, 1999
                                            RISCORP, INC.

                                            /s/ WALTER E. RIEHEMANN
                                            ----------------------------------
                                            Name: Walter E. Riehemann
                                            Title:   President


                               Page 7 of 9 Pages

                                 EXHIBIT INDEX


                                                                                         Sequential
Exhibit                                                                                   Page No.
-------                                                                                   --------


A         Name, business address, present principal occupation and citizenship
          of each executive officer and director of RISCORP, Inc.                             9


                               Page 8 of 9 Pages

                                                                      EXHIBIT A
                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                 RISCORP, INC.

                  The names of the directors and the names and titles of the executive officers of RISCORP, Inc. ("RISCORP") and their business addresses and principal occupations are set forth below. Each individual is a United States citizen.


Name, Business Address                     Present Position with RISCORP          Present Principal Occupation
----------------------                     -----------------------------          ----------------------------

Mr. Seddon Goode, Jr.                                 Director                    President of University Research
University Research Park, Inc.                                                    Park, Inc.
301 South Tyron Street
Two First Union Center
Suite 1980
Charlotte, North Carolina  28202


Mr. George E. Greene III                              Director                    Retired; Private Consultant
1222 Brightwaters Boulevard, NE
St. Petersburg, Florida  33704


Mr. Walter L. Revell                                  Director                    Chairman and Chief Executive
H.J. Ross Associates, Inc.                                                        Officer of H.J. Ross Associates,
3770 SW 8th Street                                                                Inc.
Suite 200
Coral Gables, Florida  33134


Mr. Walter E. Riehemann                               President                   President of RISCORP, Inc.
RISCORP, Inc.
2 North Tamiami Trail
One Sarasota Tower
Suite 608
Sarasota, Florida  34236


Mr. Edward W. Buttner, IV                     Principal Accounting Officer        Certified Public Accountant and
Buttner, Hammock & Company, P.A.                                                  President of Buttner, Hammock &
7800 Belfort Parkway                                                              Company, P.A.
Suite 165
Jacksonville, Florida  32256


                               Page 9 of 9 Pages